OMB APPROVAL
Omb Number: 3235-0167 Expires: Estimated average burden hours per response. . . . . . . . . . . 1.50

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-13238

PRIMEWEST ENERGY TRUST
(Exact name of registrant as specified in its charter)
Suite 5100 150 Sixth Avenue, S.W. Calgary, Alberta, Canada T2P 3Y7 (403) 234-6600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive officers)
Trust Units, without nominal or par value
(Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☒
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934 PrimeWest Energy Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 16, 2008	By:	/s/ Donald A. Garner
Name: Donald A. Garner Title: President and CEO